June 23, 2006

Via Facsimile ((011-4420) 7519-7070) and U.S. Mail

Richard Ely, Esq.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
England

	Re:	DRDGold Limited
		Schedule TO-I
		Filed June 19, 2006
		File No. 005-79767

Dear Mr. Ely:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
1. Provide an analysis supporting your conclusion that the exemption provided by section 3(a)(9) of the Securities Act of 1933 is available for this transaction. We note the adjustment to the conversion ratio being provided to tendering security holders above that applicable to security holders who convert their securities under the terms of the indenture. Further, on a supplemental basis, please provide us with further clarification regarding the services to be rendered by the exchange agent in connection with the exchange offer and explain to us why the services will not constitute "soliciting" tenders of the subject securities within the meaning of
Section 3(a)(9).


Item 3.  Identity and Background of Filing Person
2. Please revise your disclosure to include this disclosure in the offer document as delivered to security holders.

Item 10. Financial Statements
3. It appears that certain financial information has been incorporated by reference to satisfy Item 1010(a) of Regulation M-A.
Please provide the pro forma financial information pursuant to Item
1010(b) of Regulation M-A, if applicable, and the complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Please advise us regarding whether you intend to disseminate that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at www.sec.gov for additional guidance.

Offer to Exchange

Cover page
4. Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, letter of transmittal and related documents to comply with Rule 13e4-
(f)(1)(i).
See Question and Answer 8 in Exchange Act Release No. 16623 (March
5,
1980).
5. Your ability "to terminate the Exchange Offer ... for any reason or no reason" renders the offer illusory. Please revise this section, the conditions section and throughout the document to eliminate this right.

Cautionary Statement Concerning Forward-Looking Statements, page 6
6. We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in this section and a similar statement in exhibit (a)(5)(i) to your Schedule TO. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See
Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s
Manual of Publicly Available Telephone Interpretations. Please revise to delete the reference and confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
7. We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the
Schedule to reflect a material change in the information previously disclosed. Please revise to delete this statement and confirm that you will avoid using this statement in all future communications.

Certain Income Tax Considerations, page 76
8. Revise this section to clarify that you describe all material federal tax consequences of the transaction, not only "certain" consequences.
9. Delete the references to this discussion being "solely for informational purposes" in the legend on page 76. Security holders are entitled to rely upon the discussion.
10. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend. Also, while you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise here and throughout this section.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Richard Ely, Esq.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
June 23, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE